# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blackstone Strategic Credit 2027 Term Fund, CIK 0001546429
CUSIP: 09257R101
Title of class of securities: Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 345 PARK AVENUE, 31ST FLOOR, NEW YORK, New York (NY), 10154
Date of event which requires filing of this statement: 03/31/2018
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001665976

## Reporting persons
- Coastal Bridge Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 2,262,603; shared voting power 0; sole dispositive power 2,262,603; shared dispositive power 0; aggregate amount beneficially owned 2,262,603 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Blackstone Strategic Credit 2027 Term Fund
Address of issuer's principal executive offices: 345 PARK AVENUE, 31ST FLOOR, NEW YORK, NEW YORK, 10154

## Item 2. Person Filing
Name of person filing: Coastal Bridge Advisors, LLC
Address of principal business office or, if none, residence: 54 Wilton Road, 1st Floor Westport, Connecticut 06880
Citizenship: Connecticut

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,262,603 shares
Percent of class: 5.06%
Sole power to vote or to direct the vote: 2,262,603
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,262,603
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held in accounts for which Coastal Bridge Advisors, LLC provides investment advisory services. The advisory clients for whose accounts such securities are held have the right to receive, or the power to direct the receipt of, dividends from, and proceeds from the sale of, such securities. Except as otherwise disclosed herein, no person is known to have an interest relating to more than five percent of the class of securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Coastal Bridge Advisors, LLC: Liz Perez, Chief Compliance Officer (10/09/2026)